Exhibit (a)(10)


                                  NEWS RELEASE


     Contact:   Dorothy C. Wackerman             Norton Company
                610-341-7428                     750 E. Swedesford Rd.
                                                 Valley Forge, PA  19482



                              FOR IMMEDIATE RELEASE

                      NORTON COMPANY COMPLETES TENDER OFFER
                                FOR FURON COMPANY

     Valley Forge, PA, October 25,1999 -- Norton Company, an indirect wholly owned subsidiary of Compagnie de Saint-Gobain (Paris, France), today announced the successful completion of its tender offer for all of the outstanding shares of common stock of Furon Company (NYSE: FCY) at $25.50 per share, net to the seller in cash. The offer expired, as scheduled, at 12:00 midnight (EDT) on Friday, October 22, 1999.

     As of the expiration of the offer, based on preliminary information from the depositary for the offer, approximately 96% of the outstanding shares of Furon common stock had been tendered. Norton has accepted for payment all validly tendered shares. Payment for the accepted shares will be made on October 27, 1999.

     Norton and Furon will now proceed to complete a merger pursuant to which Furon Company will become an indirect wholly owned subsidiary of Norton Company. As a result of the merger, each share of Furon common stock that was not tendered in the tender offer will be converted into the right to receive $25.50 in cash, without interest, subject to appraisal rights. The merger is expected to be completed by the end of November.

     Furon is a leading designer, developer and manufacturer of highly engineered products made primarily from specially formulated high-performance polymer materials.

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     Norton Company Completes Tender Offer for Furon Company

     Page Two

        Norton Company is an indirect wholly owned subsidiary of Compagnie de Saint- Gobain. A worldwide manufacturer serving a broad range of industries, Norton is the world's leading manufacturer of abrasives, and produces technologically advanced ceramics, plastics and chemical process products. Norton's performance plastics business unit processes high-performance plastics which are formed into flexible foams, bearings, flexible tubing, radomes, pressure sensitive tapes, labware fittings, sealants and films.

        Saint-Gobain, one of the top 100 industrial companies in the world, is a leading producer of flat glass, glass containers, insulation, reinforcements, building materials, abrasives, industrial ceramics and piping. The company's 1998 sales totaled approximately $20 billion.

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